July 19, 2024

Dave Edgar and Kathleen Collins

Division of Corporation Finance

Office of Technology

202-551-3459

Re:	FatPipe, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 24, 2024
CIK No. 0001993400

Dear Mr. Edgar and Ms. Collins:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on July 11, 2024, regarding the Company’s Amendment No. 3 to the draft registration statement on Form S-1 confidentially submitted to the Commission on June 24, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have publicly submitted Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”) with the Commission today.

Amendment No. 3 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 35

1.	We note that you present adjusted EBITDA “% margin” without disclosing the most directly comparable GAAP measure. Please revise to disclose net income (loss) margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DI’s.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the adjusted EBITDA % margin from the table in the Amendment, on page 35, as it was included inadvertently. The Company has also provided the updated table below, for reference.

	Fiscal Year Ended	Fiscal Year Ended
	Mar 31,2024	Mar 31,2023

Net Income	$4,279,681	$2,885,838
Depreciation and amortization	699,257	582,326
Other Income	(207,661)	(59,114)
Income tax benefits/(provision)	(1,436,085)	255,457
Interest expense	302,124	107,131
Deferred tax (asset)/ liability	(117,455)	-
Foreign exchange gain/(loss)	(27,185)	49,973
Interest income	(27,261)	(134)

Adjusted EBITDA	$6,337,585	$3,821,477

July 19, 2024

Executive Compensation, page 48

2.	Please revise the executive compensation table to reflect the fiscal year ended March 31, 2024. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the executive compensation table to reflect the fiscal year ended March 31, 2024, on page 48 of the Amendment, as requested by the Staff.

Executive Compensation, page 49

3.	We note your reference to the two stock option grants to executive officers made on June 19, 2024. Please file the agreements governing these grants or explain why they do not need to be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has cancelled the previously issued stock options on July 16, 2024, and has instead issued restricted stock units (“RSUs”) to Sanchaita Datta and Dr. Bhaskar Ragula effective June 18, 2024. Please be advised, both RSU grant letters have been filed as exhibits to the S-1, as requested by the Staff.

Note 1. Summary of Business and Significant Accounting Policies

(B) Significant Accounting Policies

Revenue Recognition, page F-7

4.	You disclose on page 31 the majority of your revenue is recognized once the software solution has been delivered or ownership has been transferred and your performance obligations have been satisfied. Please clarify for us and revise to disclose, if true, whether the software license revenue in your product arrangements is recognized at a point-in-time upon initial delivery. Alternatively, explain further when revenue for the software performance obligation is recognized and the specific accounting guidance considered. Refer to ASC 606-10-50-17(a).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the software license revenue is recognized at a point-in-time when the software solution has been delivered or ownership has been transferred to the customer with custom configuration. For clarity, the Company delivers software licenses that are valid for the duration of the contract term (i.e., 36-60 months) along with the product. Therefore, the Company recognizes the software license revenue at the time of delivery or transfer of control. At that point, the performance obligation for the software license has been satisfied. Please be advised, this disclosure in the Amendment has been revised on page 31 and F-8.

July 19, 2024

5.	We note from your revised disclosures in response to prior comment 4 that the terms of services referenced in your product revenue discussion vary from 36 to 60 months paid monthly and are the same as the services provided under your Services Agreements, which typically have a term of 12 months paid upfront. Please explain when customers would enter into a 12-month service agreement considering the product arrangements appear to include services that cover the entire 36 to 60 month term.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that if a customer chooses to pay a one-time fee for the network server and software license, then that customer has the option to enter into a 12-month service agreement. Please be advised, the Company has updated the Amendment to provide further clarification on page F-8.

6.	Please describe for us and revise to disclose each of the other performance obligations in your product arrangements besides technical support services. In this regard, we note that you also provide configuration, implementation, and training services. Refer to ASC 606- 10-50-12 and ASC 606-10-50-18.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company provides technical support services, which includes configuration of the software, implementation into customer networks, and training services to train the customer on how to use the software. The revenue subsequently recognized over the contract period towards technical support includes these performance obligations for configuration, implementation, and training services, as referenced above. Please be advised, the Company has updated the Amendment on page F-8.

7.	We note from your revised disclosures to prior comment 5 you apply a cost-plus margin approach to determine the standalone selling price (SSP) for technical support services. Please tell us and revise to disclose the approach applied to determine SSP for each of the other performance obligations in your arrangements (i.e. product, software, implementation, training, etc.). Refer to ASC 606-10-50-20(c).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that for purposes of performance obligations, in the contract revenue, after calculating the SSP for technical support services, balance of the contract is recognized as SSP for product and software. Additionally, technical training, configuration and implementation services are included in Technical Support; therefore, no additional standalone selling price (SSP) is disclosed. Please be advised, the Company has updated the Amendment on page F-8.

July 19, 2024

Remaining Performance Obligation (RPO), page F-8

8.	Considering your contract terms can range up to five years, please tell us the periods over which you expect to recognize the long-term remaining performance obligations and explain how your current disclosures reflect the appropriate time bands for your arrangements or revise as necessary. Refer to ASC 606-10-50-13(b).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has disclosed the short-term remaining performance obligation and long-term remaining performance obligation on page F-8, as requested by the Staff. Further, the short-term remaining performance obligation will be recognized over the next 12 months, while the long-term remaining performance obligation will be recognized by fiscal year ending March 31, 2029, as per the terms of the contracts. Please be advised, the Company has also revised the table on page F-8.

Concentration of Risk, page F-11

9.	We note you now refer to having two major distribution partners that account for a significant percentage of your revenue. Please provide us with a breakdown of revenue for each partner and revise to include a separate discussion of the percentage of revenue from each partner for each period presented. Refer to ASC 275-10-50-18a.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included a table on page F-11 of the Amendment, to include a breakdown of revenue for each partner and has also revised to include a separate discussion of the percentage of revenue from each partner for each period presented, as requested by the Staff.

	Fiscal Year Ended March 31,
Partner	2024	2023
Partner A (%)	45.09%	43.59%
Partner B (%)	4.45%	7.21%

Total	49.54%	50.80%

	Fiscal Year Ended March 31,
Partner	2024	2023
Partner A (Revenue)	$8,052,733	$6,743,505
Partner B (Revenue)	$795,276	$1,115,965

Total	$8,848,009	$7,859,470

Note 2. Restatement of Previously Issued Financial Statements, page F-13

10.	You disclose that the restatement resulted from changes in policy, which is indicative of a change in accounting estimate. Please revise to disclose, if true, that the restatement resulted from the correction of an error and revise to label your fiscal 2023 financial statements as restated. Refer to ASC 250-10-50-7. To the extent this is a change in estimate, explain further why you retrospectively revised previously issued financial statements. Refer to ASC 250-10-45-17. In addition, please address the following as it relates to your disclosures in Note 2:

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the restatement resulted from a change in policy. This has been disclosed to be a change due to errors, as the information was available at the time of the issuance of the financial statements but was not considered in the estimation. Please be advised, the Company has updated the Amendment on page F-13.

July 17, 2024

●	Remove the Consolidated Balance Sheet as of April 1, 2022. Alternatively, if the intent is to show the impact of the restatement on opening retained earnings, revise to include such impact on the retained earnings and total stockholders’ equity as of April 1, 2023.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the balance sheet as of April 1, 2022, has been presented pursuant to ASC 250-10-50-7 requirements, which state, “The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.” In this case, since the beginning of the earliest period is April 1, 2022, the same has been presented.

●	Remove the table titled Consolidated Cash flow statement as of April 1, 2022 as this statement is not presented in the filing.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the table titled Consolidated Cash Flow statement as of April 1, 2022.

●	Revise the restatement adjustment to the Contracts receivable -Non-current line item in the table titled Consolidated Balance Sheet as of March 31,2023 to ($225,219).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the restatement adjustment to the Contract receivable-Non-current line item in the table titled Consolidated Balance Sheet as of March 31, 2023 to ($225,219).

●	Relabel the table titled Consolidated Cash flow statement as of March 31, 2023 to refer instead to the fiscal year ended March 31, 2023. Also, include the impact of the restatement on net cash flows from operating activities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has relabeled the table titled Consolidated Cash flow statement as of March 31, 2023 to refer instead to the fiscal year ended March 31, 2023.

●	Include a restatement adjustment of $197,161 to the Total Operating Expense and Income/(loss) from operations line items in the table titled Consolidated Statement of Operations and Comprehensive Income for fiscal year ended March 31, 2023.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included a restatement adjustment of $197,161 to the Total Operating Expense and Income/(loss) from operations line items in the table titled Consolidated Statement of Operations and Comprehensive Income for fiscal year ended March 31, 2023.

Please contact Darrin Ocasio at 917-848-6325 with any other questions.

Sincerely,

FatPipe, Inc.
/s/ Ragula Bhaskar, Ph.D.
Ragula Bhaskar, Ph.D.

cc:	Ragula Bhaskar